SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 1-13817
|  |  Form 10-K    |  |  Form 20-F    |  |  Form 11-K    |X|  Form 10-Q    |  |  Form N-SAR

For the period ended: June 30, 2002

|  |  Transition Report on Form 10-K
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q
|  |  Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC. N/A 777 Post Oak Boulevard, Suite 800 Houston, TX 77056

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, could not be filed within the prescribed time period because the review of the Company's interim financial statements has not been completed. The review has not been completed for a number of reasons, as set forth on Exhibit A attached hereto.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Jerry Winchester	(713)	621-7911

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B

BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By:	/s/ Jerry Winchester Jerry Winchester Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

The extension is being requested due to a delay in engaging the Company's independent public accountants to review the Company's interim financial statements. On August 2, 2002, the Company received a letter from the Securities and Exchange Commission (the "Commission") notifying it that Arthur Andersen LLP ("Arthur Andersen") has notified the Commission that it is unable to perform future audit services for the Company and, as a result, the Company's relationship with Arthur Andersen was effectively terminated. The Company engaged Mann Frankfort Stein & Lipp CPAs, L.L.P. ("Mann Frankfort") as its independent public accountants. Mann Frankfort has not had sufficient time to complete their review of the Company's interim financial statements. The Company anticipates filing the report Form 10-Q promptly upon completion of the review by Mann Frankfort.

Exhibit B

Results for the quarter ended June 30, 2002 will not be finalized until completion of the review of the Company's interim financial statements. The Company anticipates reporting a net loss attributable to common stockholders of approximately $10,000,000, which is a significant increase in comparison to the six months ended June 30, 2001. Such increase in net loss is due to significant restructuring costs from the discontinued operations of its Abasco and Special Services business operations and a decline in the demand for the Company's emergency response services.